Exhibit (a)(5)(ii)

News Release

Virtus Total Return Fund Inc. Announces

Commencement of Tender Offer

HARTFORD, CT, April 2, 2024 – Virtus Total Return Fund Inc. (NYSE: ZTR) (“the Fund”) today announced that it has commenced a tender offer (“Tender Offer”) to acquire up to 10% of the Fund’s outstanding shares in exchange for cash at a price equal to 98% of the Fund’s net asset value (NAV) as of the close of regular trading on the business day immediately following the day the Tender Offer expires.

The Tender Offer will expire at 5 p.m. (Eastern) on May 1, 2024 and the pricing date will be May 2, 2024, unless the Tender Offer is extended. If more than 10% of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from all tendering shareholders on a pro rata basis, based on the number of tendered shares at a price equal to 98% of the Fund’s NAV.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Issuer Tender Offer Statement and related Letter of Transmittal that have been filed with the Securities and Exchange Commission (“SEC”).

About the Fund

Virtus Total Return Fund Inc. is a diversified closed-end fund whose investment objective is capital appreciation, with income as a secondary objective. Virtus Investment Advisers, Inc. is the investment adviser and Duff & Phelps Investment Management Co. and Newfleet Asset Management are the subadvisers to the Fund. For more information on the Fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the Closed-End Funds section of virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their NAV. For more information about the Fund’s investment objective and risks, please see the Fund’s annual report. A copy of the Fund’s most recent annual report may be obtained free of charge by contacting “Shareholder Services” as set forth at the bottom of this press release.

Virtus Total Return Fund Inc. - 2

The Tender Offer will only be made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to the tender offer statement on Schedule TO (collectively, the “Tender Offer Materials”), with all such documents made available on the SEC’s website at sec.gov. The Fund will also make available to shareholders, without charge, the offer to purchase, the letter of transmittal, and other necessary documents related to the Tender Offer. Shareholders should read any Tender Offer Materials carefully and, in their entirety, when and if they become available, as well as any amendments or supplements thereto, as they would contain important information about the Tender Offer.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.

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For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com